DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C. 20006

(202) 261-3300

March 12, 2010

VIA ELECTRONIC TRANSMISSION

Ms. Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

            Re:       The FBR Funds (the “Trust”)

                        File Nos. 333-112480 and 811-21503

Dear Ms. Cole:

            Please find attached for filing on behalf of the Trust, pursuant to Rule 485(b) under the Securities Act of 1933, in electronic format, one copy of Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A.

            This filing relates to two new investment series of the Trust, the FBR Balanced Fund and the FBR Core Bond Fund (the “New Funds”), and the respective share classes of the New Funds.  The New Funds are intended to be the investment and accounting successors to the AFBA 5Star Balanced Fund and the AFBA 5Star Total Return Bond Fund (the “Predecessor Funds”), which are two separate investment series of the AFBA 5Star Funds, a Delaware statutory trust registered as a management investment company with the Commission.  A Registration Statement on Form N-14 was previously filed in connection with the proposed reorganization transaction involving the New Funds and the Predecessor Funds (the “Reorganization”), and the Reorganization is to be effective today.

As noted in separate correspondence also submitted for your attention today, this filing reflects responses to comments that you previously provided in connection with the New Funds.

This Post-Effective Amendment does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

            Thank you, as always, for your prompt attention to this filing.  As always, please do not hesitate to contact the undersigned at (202) 261-3364 or Stephen Cohen at (202) 261-3304 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Patrick W.D. Turley